RESPONSIUM LLC

Consolidated Unaudited Financial Statement for the Period Ended
December 31, 2021

Responsium LLC
Balance Sheet
As of December 31, 2021

ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	7,974
Other Current Assets		-
Total Current Assets		7,974
Other Assets		-
TOTAL ASSETS	$	7,974
LIABILITIES		
Current Liabilities		
		-
		-
Total Current Liabilities		-
Long Term Liabilities		
		-
Total Liabilities		-
Owners' Equity		
Owners' Equity		41,507
		-
Retained Earnings		(33,533)
Total Stockholders' Equity		7,974
Total Liabilities and Stockholders' Equity	$	7,974

Responsium LLC

Income Statement

Ending December 31, 2021

REVENUE		
Net Sales	$	-
Cost of Goods Sold		-
Gross Profit		-
Selling Expense		-
Operating Expenses		
Advertising		383
Dues & Subscriptions		1,845
Licenses & Permits		200
Software		15
Professional Fees		-
Research & Development		31,089
Operating expenses		33,533
Operating Income		(33,533)
Other Income		
Income from Investment Activity		-
Net income	$	(33,533)

Responsium LLC
Statement of Cash Flows
As of December 31, 2021

Cash flows from operating activities:		
Cash provided (used)		
Capital Contributions	41,507	
Expenses	(33,533)	
Other current assets	-	
Cash at end of period		$ 7,974

Responsium LLC

Statement of Owners Equity

As of December 31, 2021

Nils Bunde, Capital		$ 10,000
Add:	Additional Contributions	21,507
Joseph Flahiff, Capital		$ 10,000
Add:	Additional Contributions	-
	Owner's Equity	41,507

Responsium LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (April 13, 2021) through December 31, 2021. RESPONSIUM LLC was incorporated in the State of Arizona on April 13, 2021.

Responsium, the creator of Radar, is revolutionizing human intelligence sharing on an enterprise level and is empowering employees of all experience levels to instantly connect, converse, and collaborate on an easy-to-use, A.I-driven SaaS platform. With advanced APIs and more, Radar integrates seamlessly with myriad workplace collaboration platforms and enables users to effortlessly share their expertise.

Radar, originally created in 2021, is headquartered in Bothell, WA.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of RESPONSIUM LLC (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

RESPONSIUM LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
December 31, 2021

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held $7,974 Cash and Cash Equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has recorded $0 as an allowance for doubtful accounts.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Summary of Significant Accounting Policies (continued)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution, may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of April 13, 2021, through December 31, 2021.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $31,089 for the year ending December 31, 2021.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Loans Receivable – Related Parties
The Company has provided no loans to related parties of the Company.

Subsequent Events

The Company has evaluated subsequent events through December 31, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.